Sub-Item 77C:  Matters Submitted to a Vote of Security Holders

Annual meeting of shareholders held on December 30, 2014

The Fund held an annual meeting of shareholders (the "Meeting") on December 30, 2014 to vote on the following matters:

(1) To elect five Directors to the Fund's Board of Directors, to be elected by the holders of the Fund's common stock and preferred stock, voting together as a single class, to serve until the Annual Meeting of Stockholders in 2015 and until their successors are elected and qualified;

(2) To instruct Bulldog Investors, LLC, the investment adviser to the Fund (the "Adviser"), to "mirror vote" all proxies received by the Fund from any closed-end investment company in the Fund's portfolio, unless (a) the Adviser certifies that, with respect to said vote, no conflict of interest exists between the Adviser and (i) the Fund or (ii) the Fund stockholders; and (b) a majority of the Fund's independent directors (or a committee of the Fund's independent directors) determines that no such conflict exists, in which case the Adviser will vote in accordance with the Fund's proxy voting guidelines.
(3) To approve an amendment to the Fund's Amended and Restated By-Laws regarding claims that may be brought against the Fund, its officers and directors.

Quorum
Common Stock
The presence, in person or by proxy, of shareholders entitled to cast a majority of the votes entitled to be cast at the Meeting (i.e., the presence of a majority of the shares outstanding on the record date of November 18, 2014) was necessary to constitute a quorum for the transaction of business.  At the Meeting, the holders of approximately 91.29% of the common stock outstanding as of the record date were represented in person or by proxy (9,279,763 votes), thus constituting a quorum for the matters to be voted upon by all shareholders at the Meeting.

The actual voting results for the agenda items were as follows:

Proposal to elect Andrew Dakos as a director:

For: 8,426,825      % of Quorum: 90.81%         % of O/S: 82.90% Withheld: 852,938

Proposal to elect Phillip Goldstein as a director:

For: 8,442,073       % of Quorum: 90.97%           % of O/S: 83.05% Withheld: 837,690

Proposal to elect Ben Harris as a director:

For: 9,144,011          % of Quorum: 98.54%           % of O/S: 89.95% Withheld: 135,752
Proposal to elect Gerald Hellerman as a director:

For: 8,428,442      % of Quorum: 90.83%         % of O/S: 82.91% Withheld: 851,321

Proposal to elect Charles C. Walden as a director:

For: 9,128,997      % of Quorum: 98.38%         % of O/S: 89.80% Withheld: 150,766

Proposal to instruct the Adviser to "mirror vote" all proxies received by the Fund from any closed-end investment company in the Fund's portfolio, unless (a) the Adviser certifies that, with respect to said vote, no conflict of interest exists between the Adviser and (i) the Fund or (ii) the Fund stockholders; and (b) a majority of the Fund's independent directors (or a committee of the Fund's independent directors) determines that no such conflict exists, in which case the Adviser will vote in accordance with the Fund's proxy voting guidelines.

For: 5,348,052      Against: 28,504           % of Votes Cast: 99.88% Withheld: 26,804

Proposal to approve an amendment to the Fund's Amended and Restated By-Laws regarding claims that may be brought by a stockholder against the Fund, its officers and directors

For: 3,521,898      Against: 1,846,084      % of Votes Cast: 65.26% Withheld: 35,378

*O/S = outstanding shares